Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, September 19, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 12 to September 16, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/09/22	501,848	50.563808	25,375,345.92	XPAR
12/09/22	160,000	50.542030	8,086,724.80	CEUX
12/09/22	30,000	50.555377	1,516,661.31	TQEX
12/09/22	34,000	50.562153	1,719,113.20	AQEU
13/09/22	503,920	50.237421	25,315,641.19	XPAR
13/09/22	150,000	50.264523	7,539,678.45	CEUX
13/09/22	30,000	50.264251	1,507,927.53	TQEX
13/09/22	45,000	50.276585	2,262,446.33	AQEU
14/09/22	505,056	50.753350	25,633,283.94	XPAR
14/09/22	150,000	50.729686	7,609,452.90	CEUX
14/09/22	30,000	50.765658	1,522,969.74	TQEX
14/09/22	50,000	50.764645	2,538,232.25	AQEU
15/09/22	537,265	50.573712	27,171,485.38	XPAR
15/09/22	150,000	50.621918	7,593,287.70	CEUX
15/09/22	20,000	50.630274	1,012,605.48	TQEX
15/09/22	30,000	50.637912	1,519,137.36	AQEU
16/09/22	528,413	50.021287	26,431,898.33	XPAR
16/09/22	140,000	50.061818	7,008,654.52	CEUX
16/09/22	30,000	49.983349	1,499,500.47	TQEX
16/09/22	50,000	49.976494	2,498,824.70	AQEU
Total	3,675,502	50.4320	185,362,871.49

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com